

October 7, 2010

VIA U.S. MAIL

Paul A. Kruger
CEO and Chairman
Precis Health, Inc.
2500 S. McGee Drive, Suite 145
Norman, OK 73072

> **Re: Precis Health, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 10, 2010**
> **File No. 333-169305**

Dear Mr. Kruger:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with any artwork that you intend to use. The inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover. Please refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update available at www.sec.gov.

2. It appears that the $0.50 per share price of the shares you are registering is the same price that the selling shareholders paid for their shares in private placements. As such, it appears the $0.50 per share price prohibits the selling shareholders from making any profit on sales unless and until there is an active trading market. This suggests that the $0.50 per share price of the shares you are registering here is not a bona fide sales price.

Please revise to increase the fixed price or advise us why you do not think this is necessary.

3. Since the selling shareholder is an affiliate, it appears she is also a statutory underwriter. Please revise to clarify this status and add a brief description of the liability consequences of being a statutory underwriter.

4. Please confirm that you will not provide the prospectus to potential purchasers prior to effectiveness of this registration statement. Because you have included detailed procedures for subscribing and a form of subscription agreement within the prospectus, any access to this document could be deemed an impermissible offer in the absence of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

5. Please revise your narrative to consistently present net losses and other loss figures by use of parenthesis.

6. Since you state that you need to raise "at least $187,500" to "establish a base of operations" (see page 42), it is unclear what public policy is served by permitting an offering with no minimum to go effective. Please advise or restructure the offering.

Prospectus cover page

7. Please revise to clarify that subscriptions are irrevocable.

8. Please provide us with the legal basis for the statement that resale transactions may not take place due to the absence of registration or applicable exemptions. Consider revising to make your meaning clear.

Prospectus Summary and Risk Factors, page 4

9. Please revise the summary to prominently state that you are substantially dependent on the agreement with New Benefits, Ltd. in order to provide your services, that the agreement can be terminated unilaterally by New Benefits with only thirty days notice, and, if true, that you do not currently have another agreement in place in the event New Benefits terminates its' agreement with you. Also, please summarize all material terms of the agreement here.

10. Please reconcile your disclosure in the third sentence of the first paragraph with the fact that you appear to currently only offer your discount card in four states.

11. Please revise to state the amount of cash on hand and your monthly burn rate.

12. Please revise to disclose, if true, that even if you raise the full amount of proceeds in the offering, you will need to raise substantial additional funds to fully realize your business plan. Revise the risk factor on page 7 in this manner as well.

13. Please add a section in the summary called New Developments which describes the new health care legislation and the provisions of it which might cause your company to have adverse consequences.

Risk Factors, page 6

14. Please add a risk factor disclosing the risk that negative publicity regarding the medical discount plan industry could adversely affect you. We note your disclosure on page 24.

If we are unable to succeed in marketing, page 7

15. This risk factor as currently written is too general. Please revise to identify and specifically discuss the risks associated with each of the factors that may affect the marketability of your service.

Our internal controls may be inadequate, page 9

16. Please revise this risk factor. If you have undertaken an evaluation of your internal controls, you may attest that your controls are effective or ineffective. If you have not undertaken an evaluation of your internal controls, so state.

Change in accounting standards, page 9

17. Please remove this risk factor as it does not appear this risk specifically applies to you. Additionally, it does not appear appropriate to imply that a company's results of operations are positively or negatively affected by application of accounting principles as opposed to the decisions that management makes or whether consumers desire its services.

Description of Business, page 19

18. We note that although you appear to have a fully operational website, you have not generated service revenues to date. Please revise to explain why you have not yet commenced operations. If there are additional barriers to commencing operations besides your need to raise capital through the offering, please revise to disclose and discuss these barriers.

19. Please substantially expand your disclosure regarding your relationship with New Benefits, Ltd., including the terms of your agreement, and file the Sales and Services Agreement as an exhibit or advise.

20. In this regard, please substantially revise to explain in detail your business model, including how you generate revenues from the sale of memberships and what costs you will incur to provide your services. These revisions will aid investors seeking to understand how you intend to develop a profitable business.

21. Please revise to discuss your intellectual property, including patents, trademarks, and royalty agreements, or advise. Refer to Item 102(h)(4)(vii) of Regulation S-K.

Principal Services and Principal Markets, page 20

22. Please delete the last sentence of the first paragraph on page 21 as it does not appear you directly compete with these companies at this point in your history.

23. Please provide us with support for your belief that the "Fitz Card program provides the benefit of allowing members to make purchase decisions on a more informed, efficient, and convenient basis through access to the information services, discounted produces and services and other types of assistance offered by such plans."

24. Please revise to disclose the percentage of revenues you expect to come from wholesale programs and retail programs. If you expect sales of wholesale programs to comprise a substantial percentage of your revenues, add a risk factor disclosing the risk that this service mix may negatively impact your profit margin.

25. Please revise to explain what the 10% to 40% savings at physician offices and hospitals means. Clarify whether it is a discount from what the same doctor or hospital would charge or a discount from what the kind of doctor or hospital which does not need to sell discounted service would charge.

26. Since many people without health insurance go to emergency rooms when they need medical service, please revise to compare your packages to that or tell us why that is not appropriate.

Industry Background, page 23

27. We note that although you only operate in four states for the foreseeable future, you provide market data for the U.S. as a whole. Please revise to include a discussion of the market you reasonably expect to offer services in.

28. Please revise to substantiate your statements in the first three sentences of the third paragraph or delete.

29. It appears that if recent health care reform is successful at decreasing the number of uninsured or underinsured this could materially affect your business plan. If true, please revise this section and your risk factor disclosure accordingly.

30. Please advise what consideration you have given to adding a risk factor disclosing the risks associated with the current economic downturn, as it appears that your target customers may be vulnerable to loss of disposable income during recessions and therefore may not be able to afford membership in your plan.

Government Regulation, page 24

31. Please revise to discuss the specific regulatory requirements of the states where you do business and disclose whether you are in compliance with these requirements. If you are not, please revise to include a timeline of when you expect to be in full compliance. Make similar disclosure for the federal and local requirements.

32. Please revise to explain the basis of your belief that "[t]he medical discount plan industry is especially susceptible to charges by the media of regulatory non-compliance and unfair dealing.

Description of Property, page 24

33. Please reconcile your disclosure that office space is provided to you free of charge with disclosure in note 3 to the financial statement that you have recorded prepaid rent expense.

Background of Directors, Executive Officers, Promoters, and Control Persons, page 44

34. Please revise Paul Kruger's biography to delete references to companies' ticker symbols. Also revise to delete the information about the business history of the earlier companies beyond a brief phrase describing their business activity.

Certain Relationships and Related Party Transactions, page 48

35. Please file the loan agreements with Janet Kruger and Paul Kruger and the consulting agreement with Precis Sleep as exhibits to your amended registration statement or advise.

Exhibit 99.1

36. We note that a number of the provisions in the subscription agreement appear to contemplate that this offering will involve only accredited investors or otherwise be a private offering. As such, it does not appear that these provisions are applicable to your public offering. Please revise or advise.

37. Refer to paragraphs 2.1, 7.1, 7.2, 7.3, and 7.7. Please note that representations and warranties regarding the purchaser's opportunity to verify the information contained in the prospectus are inappropriate. If there is additional material information about the investment, please put it in the prospectus. Accordingly, please delete these paragraphs.

38. Please delete paragraphs 7.11 and 8.7 as these are inappropriate representations for an investor in a public offering.

39. Refer to paragraph 7.14. Please note that an agreement by the purchaser to indemnify and hold harmless the company and its officers, directors, employees and agents is

inappropriate, and in our view, contrary to public policy. Accordingly, please delete this paragraph.

Other

40. Please consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

41. Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Juan Migone at (202) 551-3312 or Joseph A. Foti, Senior Associate Chief Accountant at (202) 5513816 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile (702) 940-2450
        Randall V. Brumbaugh, Esq.